EXHIBIT 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES EXTENSION OF TENDER OFFER

Tender offer expiration extended to 5:00 p.m. EDT on October 19, 2012

Melbourne, Australia, October 15, 2012 – Australia Acquisition Corp. (“AAC” or the “Company”) (NASDAQ: AAC; AACOW; AACOU) announced that its previously announced tender offer, as amended (the "Tender Offer") has been extended until 5:00 p.m. EDT on October 19, 2012. The Tender Offer was previously scheduled to expire at 5:00 p.m. EDT, on October 12, 2012. The extension is being made for the purpose of providing the company additional time to respond to comments received by the Securities and Exchange Commission (the “SEC”). Except for such extension, all of the terms and conditions set forth in the Tender Offer materials remain unchanged.

Shareholders who support the Company's proposed transaction with Harbinger Capital Partners should not tender their ordinary shares in the Tender Offer, and if they have previously done so, should withdraw such tendered shares prior to 5:00 p.m. EDT on October 19, 2012.

On October 15, 2012 or soon thereafter as reasonably practicable, the Company will pay the previously disclosed consent fee to its holders of ordinary shares on October 15, 2012, in an amount equal to US$0.05 per ordinary share.

The depositary for the Tender Offer has advised the Company that as of 5:00 p.m., New York City time, on October 12, 2012, the expiration date of the Tender Offer, 5,997,924 Ordinary Shares had been tendered into and not withdrawn from the Tender Offer. Shareholders who have previously tendered their Ordinary Shares do not need to take any other actions unless they desire to withdraw their Ordinary Shares, which they may do in accordance with the procedures described in the Offer to Purchase and Letter of Transmittal (in each case, as amended, and collectively, the “Tender Offer Documents”).

Morrow & Co., LLC is acting as the information agent for the Tender Offer, and the depositary is Continental Stock Transfer & Trust Company. Shareholders are urged to review the Tender Offer Documents, which will be available at www.sec.gov and which will be redistributed to holders of record and brokers who hold for Shareholders promptly, along with related documents. For questions and information, please call the information agent toll free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

Nothing contained herein constitutes an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy AAC’s Ordinary Shares will only be made pursuant to the Tender Offer Documents. The Tender Offer Documents contain important information that should be read carefully and considered before any decision is made with respect to the Tender Offer. These materials have been provided free of charge to all holders of AAC’s Ordinary Shares. In addition, all of these materials (and all other materials filed by AAC with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia. Security holders of AAC are urged to read the Tender Offer Documents and the other relevant materials before making any investment decision with respect to the Tender Offer because they contain important information about the Tender Offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the Tender Offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in AAC’s Annual Report on Form 20-F for the fiscal year ended June 30, 2012 which was filed with the SEC, and are also contained in the Schedule TO, Offer to Purchase dated July 17, 2012 and other related documents, and other documents relating to the previously announced transaction.

Contact:

Investor Inquiries

Rob Fink / Todd Fromer

KCSA Strategic Communications

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com